UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 5)*

               Financial Security Assurance Holdings Ltd.
________________________________________________________________________________
                             (Name of Issuer)

                 Common Stock, par value $.01 per share
________________________________________________________________________________

                      (Title of Class of Securities)

                                31769P 10 0
                       _____________________________
                              (CUSIP Number)

             Michael S. Paquette, Vice President and Controller
                 Fund American Enterprises Holdings, Inc.,
                  80 South Main Street, Hanover, NH 03755
________________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              June 17, 1996

                     _____________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.    31769P 10 0                           Page  2  of  34  Pages
________________________                           _____________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fund American Enterprises Holdings, Inc.
      IRS Identification No.:  94-2708455
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /

(b) /  /

________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS

      WC
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  / /
________________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
________________________________________________________________________________
  NUMBER OF          7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY               1,000,000
  OWNED BY
    EACH
 REPORTING           8.  SHARED VOTING POWER
  PERSON
   WITH                    7,020,807*
________________________________________________________________________________
                     9.  SOLE DISPOSITIVE POWER

                           1,000,000
________________________________________________________________________________
                    10.  SHARED DISPOSITIVE POWER

                           7,020,807*
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,020,807 shares*

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  /  /

        Not Applicable
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.9%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

        HC, CO
________________________________________________________________________________

* The reporting person owns of record 1,000,000 shares, and beneficially owns (through affiliates) 2,460,200 shares, of common stock of Financial Security Assurance Holdings Ltd. The amounts shown in rows (8), (10), (11) and (13) also include (i) 1,893,940 shares subject to an option and voting trust, (ii) 666,667 shares subject to an option and (iii) 2,000,000 shares of Series A Convertible Redeemable Preferred Stock of Financial Security Assurance Holdings Ltd., convertible at the option of the holder thereof into Financial Security Assurance Holdings Ltd. common stock, in each case as further described herein.

                             SCHEDULE 13D

CUSIP No.    31769P 10 0                                   Page  3 of  34  Pages
________________________                                   _____________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      White Mountains Holdings, Inc.
      IRS Identification No.:  02-0477315
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /

(b) /  /

________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS

      Not Applicable
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  /
/
________________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New Hampshire
________________________________________________________________________________
  NUMBER OF          7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY               0
  OWNED BY
__________________________________________________________________
    EACH
 REPORTING           8.  SHARED VOTING POWER
  PERSON
   WITH                    7,020,807*
________________________________________________________________________________
                     9.  SOLE DISPOSITIVE POWER

                           0
________________________________________________________________________________
                    10.  SHARED DISPOSITIVE POWER

                           7,020,807*
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,020,807 shares*

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*     /  /


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

        HC, CO
________________________________________________________________________________

* The reporting person owns of record 2,328,600 shares, and beneficially owns (through affiliates) 131,600 shares, of common stock of Financial Security Assurance Holdings Ltd. The amounts shown in rows (8), (10), (11) and (13) also include (i) 1,893,940 shares subject to an option and voting trust, (ii) 666,667 shares subject to an option and (iii) 2,000,000 shares of Series A Convertible Redeemable Preferred Stock of Financial Security Assurance Holdings Ltd., convertible at the option of the holder thereof into Financial Security Assurance Holdings Ltd. common stock, in each case as further described herein.

                             SCHEDULE 13D

CUSIP No.    31769P 10 0                           Page  4  of  34  Pages
________________________                           _____________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charter Indemnity Company
      IRS Identification No.:  75-1636168
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /

(b) /  /

________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS

      Not Applicable
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                             /  /
________________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
________________________________________________________________________________
  NUMBER OF          7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY               0
  OWNED BY
    EACH
 REPORTING           8.  SHARED VOTING POWER
  PERSON
   WITH                    82,000
________________________________________________________________________________
                     9.  SOLE DISPOSITIVE POWER

                           0
________________________________________________________________________________
                    10.  SHARED DISPOSITIVE POWER

                           82,000
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        82,000 shares

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*     /  /


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        00.3%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

        IC, CO
________________________________________________________________________________

                             SCHEDULE 13D

CUSIP No.    31769P 10 0                           Page  5  of  34  Pages
________________________                           _____________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Valley Insurance Company
      IRS Identification No.:  94-2906362
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /

(b) /  /

________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS

      Not Applicable
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                              /  /
________________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       California
________________________________________________________________________________
  NUMBER OF          7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY               0
  OWNED BY
    EACH
 REPORTING           8.  SHARED VOTING POWER
  PERSON
   WITH                    29,000
________________________________________________________________________________
                     9.  SOLE DISPOSITIVE POWER

                           0
________________________________________________________________________________
                    10.  SHARED DISPOSITIVE POWER

                           29,000
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        29,000 shares

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*     /  /


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        00.1%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

        IC, CO
________________________________________________________________________________

                             SCHEDULE 13D

CUSIP No.    31769P 10 0                           Page  6  of  34  Pages
________________________                           ______________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      White Mountains Insurance Company
      IRS Identification No.:  02-0478119
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /

(b) /  /

________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS

      Not Applicable
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                             /  /
________________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New Hampshire
________________________________________________________________________________
  NUMBER OF          7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY               0
  OWNED BY
    EACH
 REPORTING           8.  SHARED VOTING POWER
  PERSON
   WITH                    20,600
________________________________________________________________________________
                     9.  SOLE DISPOSITIVE POWER

                           0
________________________________________________________________________________
                    10.  SHARED DISPOSITIVE POWER

                           20,600
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,600 shares

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*     /  /


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        00.1%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

        IC, CO
________________________________________________________________________________

          This Amendment No. 5 amends, supplements and restates a
Schedule 13D dated May 13, 1994, as amended by Amendment No. 1 dated September 2, 1994, Amendment No. 2 dated September 14, 1994, Amendment No. 3 dated January 17, 1995 and Amendment No. 4 dated November 13, 1995 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by Fund American Enterprises Holdings, Inc., a Delaware corporation ("Fund American"), with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Financial Security Assurance Holdings Ltd., a New York corporation (the "Issuer").

Item 1.  Security and Issuer.
         ___________________

          The class of equity securities to which this Amendment
No. 5 relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 350 Park Avenue, New
York, New York 10022.

Item 2.  Identity and Background.
         _______________________

          The persons filing this Amendment No. 5 are Fund
American, White Mountains Holdings, Inc., a New Hampshire corporation ("White Mountains"), Charter Indemnity Company, a Texas insurance corporation ("Charter"), Valley Insurance Company, a California insurance corporation ("Valley"), and White Mountains Insurance Company, a New Hampshire insurance corporation ("WMIC" and, collectively together with Fund American, White Mountains, Charter and Valley, the "Reporting Persons"). White Mountains,

Charter, Valley and WMIC are each direct or indirect wholly owned subsidiaries of Fund American.

          Fund American and White Mountains are financial services holding companies, and WMIC is a property and casualty insurance company. The principal business and office address of each of Fund American, White Mountains and WMIC is 80 South Main Street, Hanover, New Hampshire 03755.

          Charter and Valley are each property and casualty insurance companies. The principal business and office address of Charter is 12001 North Central Expressway, Dallas, Texas 75222-3687. The principal business and office address of Valley is 2450 14th
Avenue S.E., Albany, Oregon 97321.

          Information with respect to each executive officer and director of each of the Reporting Persons, including each such officer's and director's name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, is set forth in Annex A attached to this Amendment No. 5, which Annex A is incorporated herein by reference.

          None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         _________________________________________________

          The amount of funds used by Fund American in making the purchase of the Common Shares described in Item 4 below consisted of $40,000,000 in cash. The amount of funds used by Fund American in making the purchase of the U S WEST Preferred Stock, the USWCC Options and the FSAH Preferred Stock described in Item 4 below consisted of $50,700,000 in cash. The amount of funds used by Fund American in making the purchases of additional shares of Common Stock on January 17, 1995, January 27, 1995 and June 17, 1996, as described in Item 4 below, consisted of $2,473,800, $3,135,000 and $26,500,000, respectively, in cash. The source of all such funds was current assets of Fund American. No part of any such funds was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

          As further described in Item 4 below, Fund American has caused all of the foregoing securities (other than the shares of Common Stock purchased on June 17, 1996) to be transferred to the other Reporting Persons.

Item 4.  Purpose of Transaction.
         ______________________

          On May 13, 1994, Fund American purchased 2,000,000 shares of Common Stock (the "Common Shares") from U S WEST Capital Corporation, a Colorado corporation ("USWCC") and a wholly owned subsidiary of U S WEST, Inc., a Colorado corporation ("U S WEST"), pursuant to a Securities Purchase Agreement dated April 10, 1994, as amended pursuant to an Amendment to Securities Purchase Agreement dated May 6, 1994 (collectively, as so amended, the "Securities Purchase Agreement"), among Fund American, U S WEST, USWCC, and the Issuer. A copy of the Securities Purchase Agreement, together with the exhibits and schedules thereto, is attached as Exhibit A to the
Schedule 13D and is incorporated herein by reference; all descriptions of the Securities Purchase Agreement (or any provisions thereof) set forth herein are summaries only and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement contained in Exhibit A to the Schedule 13D.

          The Common Shares were purchased by Fund American for investment purposes at a cash purchase price of $20.00 per share, or an aggregate purchase price of $40,000,000, in connection with, and at the consummation of, an initial public offering of Common Stock (the "IPO"). The per share purchase price paid by Fund American for such shares was equal to the initial public offering price per share of Common Stock sold in the IPO.

          In connection with the IPO, Fund American entered into a registration rights agreement dated May 13, 1994 with USWCC and the Issuer (the "Registration Rights Agreement"). A copy of the
Registration Rights Agreement is attached as Exhibit B to the
Schedule 13D and is incorporated herein by reference. Under the Registration Rights Agreement, Fund American and USWCC each have the right, upon demand at any time during the ten-year period following the consummation of the IPO, to require the Issuer to register for offering and sale any and all shares of Common Stock beneficially owned by Fund American or USWCC, as the case may be (including, without limitation, the Common Shares, and the shares subject to purchase under the USWCC Options and the FSAH Preferred Stock, each as described below). Fund American and USWCC are each entitled thereunder to four such demand registrations (but not more than one in any three-month period). Each of Fund American and USWCC also has "piggyback" rights to include its shares of Common Stock in any registration of Common Stock for any public offering proposed by the Issuer. The Issuer has agreed thereunder to indemnify Fund American and USWCC for certain liabilities (including, without limitation, liabilities under the Securities Act of 1933, as amended (the
"Securities Act")) in connection with sales of securities pursuant to registration statements prepared under the Registration Rights
Agreement.

          In connection with the IPO, Fund American also entered into two "lock-up" letter agreements with the underwriters of the IPO (copies of which are attached as Exhibit C to the Schedule 13D and are incorporated herein), which expired on November 2, 1994.

          Pursuant to the Securities Purchase Agreement, Mr. John
J. Byrne, the Chairman and Chief Executive Officer of Fund American, was appointed the Chairman of the Board of Directors of the Issuer, effective upon the consummation of the IPO, and Mr. K. Thomas Kemp, the Executive Vice President of Fund American, and Mr. Allan L. Waters, the Senior Vice President and Chief Financial Officer of Fund American, were appointed to serve as directors of the Issuer on August 11, 1994.

          On September 2, 1994, pursuant to the Securities Purchase Agreement, Fund American acquired (i) from U S WEST, 50,000 shares of a class of Series B Cumulative Redeemable Preferred Stock of U S WEST (collectively, the "U S WEST Preferred Stock"), (ii) from USWCC, a five-year option (the "Five-Year Option") to purchase up to 666,667 shares of Common Stock from USWCC at a purchase price of $23.50 per share (subject to anti-dilutive adjustment) at any time from November 13, 1994 until May 13, 1999, and a ten-year option (the "Ten-Year Option" and, collectively with the Five-Year Option, the "USWCC Options") to purchase up to 1,893,940 shares (subject to reduction under certain circumstances) of Common Stock from USWCC at a purchase price of $26.40 per share (subject to anti-dilutive adjustment) at any time until September 2, 2004, and (iii) from the Issuer, 2,000,000 shares of the Issuer's non-dividend paying Series A Convertible Redeemable Preferred Stock, par value $.01 per share (collectively, the "FSAH Preferred Stock"), convertible, at the option of the holder on or after November 13, 1994, upon payment of a conversion price of $29.65 per share, into an equal number of shares of Common Stock (subject, in the case of each of the conversion price and the number of underlying shares, to anti-dilutive adjustment).
Fund American acquired the foregoing securities for an aggregate purchase price of $50,700,000, consisting of $50,000,000 paid for the U S WEST Preferred Stock and the USWCC Options, together, and
$700,000 paid for the FSAH Preferred Stock.

          Copies of (i) the U S WEST charter amendment relating to the U S WEST Preferred Stock, (ii) the Five-Year Option, (iii) the Ten-Year Option and (iv) the Issuer's charter amendment relating to the FSAH Preferred Stock are attached as Exhibits E through H, respectively, to the Schedule 13D and are incorporated herein by reference.

          The U S WEST Preferred Stock entitles the holder thereof to cumulative quarterly dividends at the rate of $65.00 per annum per share (subject to certain adjustments), and is subject to mandatory redemption on September 2, 2004 out of legally available funds of U S WEST at a redemption price of $1000.00 per share plus accrued and unpaid dividends. U S WEST has the right, at its option, to redeem all or any portion of the shares of U S WEST Preferred Stock, from and after September 2, 1999 at specified redemption prices.

          The FSAH Preferred Stock votes, together with the Common Stock as a single class, on all matters upon which the holders of Common Stock are entitled to vote, with each share of FSAH Preferred Stock being entitled to vote the number of shares of Common Stock into which it is then convertible. The holder of the FSAH Preferred Stock is not entitled to receive dividends or other distributions of any kind payable to shareholders of the Issuer, except that, in the event of the liquidation, dissolution or the winding up of the Issuer, the holder will be entitled to receive out of the assets of the Issuer available therefor, before any distribution or payment is made to the holders of Common Stock or to any other class of capital stock of the Issuer ranking junior to the FSAH Preferred Stock, liquidation payments in the amount of $0.35 per share. The FSAH Preferred Stock is subject to mandatory redemption on May 13, 2004 at a redemption price of $0.35 per share, and is not transferable except to a majority-owned subsidiary of Fund American.

          Concurrently with the foregoing purchase of U S WEST Preferred Stock, USWCC Options and FSAH Preferred Stock on September 2, 1994, Fund American entered into a voting trust agreement (the "Voting Trust Agreement") with USWCC and The First National Bank of Chicago, as voting trustee thereunder (the "Voting Trustee"). A copy of the Voting Trust Agreement is attached as Exhibit I to the
Schedule 13D and is incorporated herein by reference. Under the Voting Trust Agreement, the 1,893,940 shares of Common Stock deliverable upon the exercise in full of the Ten-Year Option were deposited by USWCC into a voting trust administered by the Voting Trustee, and Fund American has the right to direct the voting of such 1,893,940 shares prior to the exercise of the Ten-Year Option. USWCC further agreed under the Voting Trust Agreement to deposit certain additional shares into the voting trust under certain specified circumstances. The Voting Trust Agreement will terminate on September 2, 2004, or earlier under certain circumstances.

          In addition, on September 2, 1994, Fund American entered into a shareholders' agreement with USWCC and the Issuer, (the "Shareholders Agreement"). A copy of the Shareholders Agreement is attached as Exhibit J to the Schedule 13D, and is incorporated herein by reference. Under the Shareholders Agreement, (i) Fund American and USWCC agreed to use their best efforts to cause the Board of Directors of the Issuer to consist of eleven directors, including seven designees of Fund American (four of whom must be approved by USWCC), the President/Chief Executive Officer of the Issuer, two independent directors (within the meaning of the New York Stock Exchange rules), and one senior employee of The Tokio

Marine and Fire Insurance Co., Ltd. (so long as such entity has the right to designate a director under its stockholders agreement with USWCC), and (ii) from and after the election of directors at the 1996 annual meeting of shareholders of the Issuer, Fund American and USWCC have agreed to use their best efforts to cause the Board of Directors of the Issuer to consist of eleven directors, including seven designees of Fund American of whom USWCC must approve a number determined (in accordance with the table appearing on page 4 of the Shareholders Agreement) on the basis of the relative "voting power" held by Fund American and by USWCC on the date of nomination of such directors.
For purposes of the Shareholders Agreement, "voting power" means the number of shares of Common Stock which a party and its subsidiaries own outright or have the power to vote (excluding, in the case of Fund American, the FSAH Preferred Stock and the votes relating thereto).

          Fund American and USWCC have agreed under the Shareholders Agreement to use their best efforts to cause Mr. Byrne, as a designee of Fund American not requiring approval of USWCC, to be Chairman of the Board of Directors of the Issuer, so long as he is able to serve. During the term of the Shareholders Agreement, Fund American and USWCC are required to vote all voting securities of the Issuer over which they exercise voting control in favor of the election of all persons nominated as provided in such agreement.

          The Shareholders Agreement prohibits the sale or other transfer of any shares of Common Stock beneficially owned by Fund American (except to a majority owned subsidiary of Fund American), without the prior written consent of USWCC, until May 13, 1997.

Such consent is not required if the number of shares of Common Stock owned by USWCC (excluding those shares deliverable upon exercise of the Ten-Year Option) is less than 20% of the number of shares of Common Stock then outstanding.

          The Shareholders Agreement will terminate upon the earliest to occur of (i) the cessation of the existence of the Issuer, (ii) September 2, 1999, (iii) the written agreement of Fund American and USWCC therefor, (iv) the sale, disposition or other transfer of shares of Common Stock by USWCC that causes USWCC immediately thereafter to own outright (excluding shares of Common Stock deliverable upon exercise of the Ten-Year Option) less than 15% of the outstanding shares of Common Stock, or (v) such time as USWCC, Fund American and their permitted transferees own less than 50% of the outstanding shares of Common Stock.

          Pursuant to the Securities Purchase Agreement, U S WEST agreed to guarantee the performance by USWCC of its obligations thereunder and under all other instruments and agreements entered into pursuant thereto, including the USWCC Options. USWCC is, however, permitted to assign its obligations under the Five-Year Option under certain circumstances, in which case such guarantee of U S WEST will no longer apply.

          Under the Securities Purchase Agreement, during the period from September 2, 1994 until November 13, 1995, Fund American had (i) a right of first offer with respect to any proposed sale by USWCC of Common Stock (or securities convertible into or exchangeable for Common Stock) to any third party and (ii) a call right to purchase from USWCC up to 9,000,000 shares of

Common Stock. Such right of first offer and call right each expired on November 13, 1995 without being exercised.

          On January 17, 1995, Fund American purchased 130,200 shares of Common Stock at a price of $19.00 per share, or an aggregate purchase price of $2,473,800, in an open market transaction.

          On January 27, 1995, Fund American purchased 165,000 shares of Common Stock at a price of $19.00 per share, or an aggregate purchase price of $3,135,000, in an open market transaction.

          On or about December 26, 1995, Fund American made a capital contribution to White Mountains of the USWCC Options, the FSAH Preferred Stock and 2,460,200 shares of Common Stock, and White Mountains in turn caused (i) 82,000 of such shares of Common Stock to be transferred to Charter, (ii) 29,000 of such shares of Common Stock to be transferred to Valley and (iii) 20,600 of such shares of Common Stock to be transferred to WMIC.

          On June 17, 1996, Fund American purchased 1,000,000 shares of Common Stock from USWCC at a price of $26.50 per share, or an aggregate purchase price of $26,500,000, in a privately negotiated transaction.

          Except as set forth above, Fund American has no plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board or directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ____________________________________

          (a)  The Issuer has informed the Reporting Persons that
30,254,270 shares of Common Stock were outstanding on June 12,

1996. After giving effect to the conversion in full of the FSAH Preferred Stock, 32,254,270 shares of Common Stock would have been outstanding on such date, based on the foregoing information furnished by the Issuer.

          As of the date of this Amendment No. 5, Fund American owns of record 1,000,000 shares of Common Stock and beneficially owns, through the other Reporting Persons, 2,460,200 shares of Common Stock and has the right to acquire beneficial ownership of (i) 1,893,940 shares of Common Stock pursuant to the Ten-Year Option,
(ii) 666,667 shares of Common Stock pursuant to the Five-Year Option, and (iii) 2,000,000 shares of Common Stock upon conversion of the FSAH Preferred Stock. Accordingly, as of the date hereof, Fund American beneficially owns an aggregate of 8,020,807 shares of Common Stock.

          As of the date of this Amendment No. 5, White Mountains owns of record 2,328,600 shares of Common Stock and beneficially owns, through Charter, Valley and WMIC, 131,600 shares of Common Stock and has the right to acquire the aforesaid numbers of shares of Common Stock pursuant to the USWCC Options and upon conversion of the FSAH Preferred Stock. Accordingly, as of the date hereof, White Mountains beneficially owns an aggregate of 7,020,807 shares of Common Stock.

          As of the date of this Amendment No. 5, Charter, Valley and WMIC own of record and beneficially 82,000, 29,000, and 20,600 shares of Common Stock, respectively.

          Assuming that the Ten-Year Option and the Five-Year
Option are exercised in full, and the FSAH Preferred Stock is converted in full, (i) such 8,020,807 shares beneficially owned by

Fund American represent approximately 24.9% (and the 2,460,200 shares beneficially owned by Fund American through the other Reporting Persons represents approximately 7.6%), (ii) such 7,020,807 shares beneficially owned by White Mountains represent approximately 21.7% (and the 131,600 shares beneficially owned by White Mountains through Charter, Valley and WMIC represents approximately 0.4%) and (iii) such 82,000, 29,000, and 20,600 shares of Common Stock beneficially owned by Charter, Valley and WMIC, respectively, each represent less than 1.0%, of the 32,254,270 shares of the Issuer's Common Stock which would then be outstanding as aforesaid.

          Assuming that the Ten-Year Option and the Five-Year
Option are exercised in full, and that none of the shares of the FSAH Preferred Stock is converted, Fund American will beneficially own 6,020,807 shares and White Mountains will beneficially own 5,020,807 shares (in each case excluding the 2,000,000 shares issuable upon conversion of the FSAH Preferred Stock in full) of the Issuer's Common Stock. Such 6,020,807 shares represent approximately 19.9%, and such 5,020,807 shares represent approximately 16.6%, and the aforesaid numbers of shares beneficially owned by Charter, Valley and WMIC, respectively, each represent less than 1.0%, of the 30,254,270 shares of the Issuer's Common Stock outstanding as aforesaid.

          As of the date of this Amendment, the following persons listed on Annex A to the Schedule 13D beneficially own the following number of shares of Common Stock:

          John J. Byrne          35,000 shares

          Allan L. Waters         2,000 shares

          K. Thomas Kemp          1,600 shares

Such numbers of shares each represent less than 1% of the outstanding shares of Common Stock.

          Except as set forth above, neither Fund American nor, to its knowledge, any person listed on Annex A to the Schedule 13D beneficially own any shares of Common Stock.

          (b) Fund American has the sole power to vote and to direct the vote of, and sole power to dispose and direct the disposition of, 1,000,000 shares of Common Stock. Fund American shares the power to vote or to direct the vote of, and shares the power to dispose or to direct the disposition of, the remaining 7,020,807 shares of Common Stock specified in paragraph (a) immediately above as beneficially owned by Fund American, with the other Reporting Persons, in each case to the extent that any such other Reporting Person also has beneficial ownership of any such shares of Common Stock as described in paragraph (a) immediately above.

          As stated above, as of the date of this Amendment No. 5, such shares beneficially owned by Fund American and White Mountains include (i) 1,893,940 shares of which Fund American and White Mountains together have the right to acquire beneficial ownership pursuant to the Ten-Year Option (and which Fund American has the right, under the Voting Trust Agreement, to direct the vote of prior to the exercise of the Ten-Year Option), (ii) 666,667 shares of which Fund American and White Mountains together have the right to acquire beneficial ownership pursuant to the Five-Year Option, and (iii) 2,000,000 shares of which Fund American and White

Mountains together have the right to acquire beneficial ownership upon conversion of the FSAH Preferred Stock.

          Each of Mr. Byrne, Mr. Kemp and Mr. Waters has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, the shares of Common Stock specified in paragraph (a) immediately above as beneficially owned by him.

          (c) As further described in Item 4 above, Fund American purchased (i) the Common Shares from USWCC on May 13, 1994, (ii) 130,200 shares of Common Stock at a price of $19.00 per share in an open market transaction on January 17, 1995, (iii) 165,000 shares of Common Stock at a price of $19.00 per share in an open market transaction on January 27, 1995, and (iv) 1,000,000 shares of Common Stock from USWCC at a price of $26.50 per share in a privately negotiated transaction on June 17, 1996. As further described in
Item 4 above, subsequent thereto, Fund American caused the Common Shares and the 295,200 shares of Common Stock purchased on January 17, 1995 to be contributed to the other Reporting Persons.

          Mr. Byrne acquired (i) 10,000 shares of Common Stock on
May 13, 1994 at the initial public offering price of $20.00 per share directly from an underwriter of the IPO, (ii) 4,000 shares of Common Stock on August 18, 1994 in an open market transaction at a price of $21.00 per share, and an additional 1,000 shares of Common Stock on the same date in an open market transaction at a price of $20.75 per share, and (iii) 20,000 shares of Common Stock on

February 1, 1996 in an open market transaction at a price of $24.63 per share.

          Mr. Waters acquired his 2,000 shares of Common Stock, on May 13, 1994 at the initial public offering price of $20.00 per share directly from an underwriter of the IPO. Mr. Kemp acquired his 1,600 shares of Common Stock in open market transactions in 1995.

          (d) No other person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons or the aforesaid shares of Common Stock purchased by Messrs. Byrne, Kemp or Waters.

          (e)  Not applicable.

Item 1.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of
         the Issuer.
         ___________________________________________

          Pursuant to a letter agreement dated February 2, 1994 between USWCC and Fund American (the "Confidentiality Agreement"), USWCC and the Issuer made available to Fund American and its representatives certain information concerning the Issuer and its subsidiaries, and Fund American agreed, subject to certain conditions set forth in the Confidentiality Agreement, to keep such information confidential. A copy of the Confidentiality Agreement is attached as Exhibit D to the Schedule 13D and is incorporated herein by reference.

          Fund American retained the financial advisory services of Lehman Brothers Inc. in connection with the transactions pursuant to the Securities Purchase Agreement described in the Schedule 13D. In consideration for such services, Fund American paid to Lehman
Brothers Inc. an agreed upon fee.

          Other than as described above (including, without limitation, under Item 4 above), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         ________________________________

Annex A       Directors and Executive Officers of the Reporting
              Persons

Exhibit A-1   Securities Purchase Agreement dated April 10, 1994
              among Fund American Enterprises Holdings, Inc., U S
              WEST, Inc., U S WEST Capital Corporation and Financial
              Security Assurance Holdings Ltd.

Exhibit A-2   Amendment to Securities Purchase Agreement dated May 6,
              1994 among Fund American Enterprises Holdings, Inc., U S
              WEST, Inc., U S WEST Capital Corporation and Financial
              Security Assurance Holdings Ltd.

Exhibit B     Registration Rights Agreement dated May 13, 1994
              among Financial Security Assurance Holdings Ltd.,

              Fund American Enterprises Holdings, Inc. and U S WEST Capital Corporation

Exhibit C     Letter agreements, each dated May 13, 1994, between
              Fund American Enterprises Holdings, Inc. and the U.S. and international representatives of the several underwriters identified therein

Exhibit D     Confidentiality letter agreement dated February 2,
              1994 between U S WEST Capital Corporation and Fund American
              Enterprises Holdings, Inc.

Exhibit E     Certificate of Designations of Series B Cumulative
              Redeemable Preferred Stock, $1.00 par value, of U S WEST,
              Inc., as filed with the Colorado Secretary of State on September 1, 1994

Exhibit F     Option Certificate A-1 for Purchase of 666,667
              shares of Common Stock of Financial Security Assurance
              Holdings Ltd. dated September 2, 1994

Exhibit G     Option Certificate B-1 for Purchase of 1,893,940
              shares of Common Stock of Financial Security Assurance
              Holdings Ltd. dated September 2, 1994

Exhibit H     Certificate of Amendment of the Amended and
              Restated Certificate of Incorporation of Financial
              Security Assurance Holdings Ltd. establishing the Series A
              Convertible Redeemable Preferred Stock, $0.01 par value, of Financial Security Assurance Holdings Ltd., as filed by the New York Department of State on May 16, 1994

Exhibit I     Voting Agreement dated September 2, 1994 among Fund
              American Enterprises Holdings, Inc., U S WEST Capital Corporation and The First National Bank of Chicago

Exhibit J     Shareholders' Agreement dated September 2, 1994
              among Financial Security Assurance Holdings Ltd., U S WEST
              Capital Corporation and Fund American Enterprises Holdings,
              Inc.

Exhibit K     Joint Filing Agreement among the Reporting Persons

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date:  June 24, 1996          FUND AMERICAN ENTERPRISES
                                HOLDINGS, INC.

                              By:   /s/ Michael S. Paquette
                                  ___________________________
                                  Michael S. Paquette
                                  Vice President


                              WHITE MOUNTAINS HOLDINGS, INC.


                              By:   /s/ Michael S. Paquette
                                  ___________________________
                                  Michael S. Paquette
                                  Vice President

                              CHARTER INDEMNITY COMPANY


                              By:   /s/ Daniel A. Post
                                  ________________________
                                  Daniel A. Post
                                  President


                              VALLEY INSURANCE COMPANY


                              By:   /s/ Daniel A. Post
                                  ________________________
                                  Daniel A. Post
                                  President


                              WHITE MOUNTAINS INSURANCE COMPANY


                              By:   /s/ Michael S. Paquette
                                  ________________________
                                  Michael S. Paquette
                                  Vice President

                                                            ANNEX A


          Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("Fund American"), Charter Indemnity Company ("Charter"), White Mountains Holdings, Inc. ("White Mountains"), White Mountains Insurance Company ("WMIC") and Valley Insurance Company ("Valley") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.



                                                           Present
Name and                                            Principal Occupation
Business Address                Office                  or Employment
- ----------------------      ---------------         --------------------

Fund American

Dennis P. Beaulieu          Corporate Secretary      Corporate Secretary
Fund American Enterprises   of Fund American;        of Fund American
  Holdings, Inc.            Vice President,
80 South Main Street        Secretary and
Hanover, NH 03755             Director of White
                            Mountains; Secretary,
                            Treasurer and Director
                            of WMIC


John J. Byrne               Chairman of the          Chairman of the Board,
Fund American Enterprises   Board, President &       President & Chief
  Holdings, Inc.            Chief Executive          Executive Officer of
80 South Main Street        Officer of Fund          Fund American
Hanover, NH 03755           American; Chairman
                            of the Board of
                            White Mountains


Howard L. Clark             Director of Fund         Retired
200 Park Avenue             American
Suite 4501
New York, NY 10166


Howard L. Clark, Jr.        Director of Fund         Vice Chairman of
Lehman Brothers Holdings    American                 Lehman Brothers
  Inc.                                               Holdings Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran            Director of Fund        President & Chief
Financial Security           American and            Executive Officer of
  Assurance Holdings Ltd.    White Mountains         Financial Security
350 Park Avenue                                      Assurance Holdings
New York, NY 10022                                   Ltd.


George J. Gillespie, III     Director of Fund        Partner in Cravath,
Cravath, Swaine & Moore      American                Swaine & Moore
825 Eighth Avenue
New York, NY 10019


K. Thomas Kemp               Executive Vice          Executive Vice
Fund American Enterprises    President of Fund       President of
  Holdings, Inc.             American; Chief         Fund American
80 South Main Street         Executive Officer,
Hanover, NH 03755            President and
                             Director of White
                             Mountains; Chairman
                             of the Board of
                             Charter, Valley and
                             WMIC


Gordon S. Macklin            Director of Fund        Chairman of White
8212 Burning Tree Road       American                River Corporation
Bethesda, MD 20817


Michael S. Paquette          Vice President &        Vice President &
Fund American Enterprises    Controller of Fund      Controller of Fund
  Holdings, Inc.             American, White         American
80 South Main Street         Mountains and WMIC;
Hanover, NH 03755            Director of White
                             Mountains and WMIC


Allan L. Waters              Senior Vice             Senior Vice President &
Fund American Enterprises    President & Chief       Chief Financial Officer
  Holdings, Inc.             Financial Officer of    of Fund American
80 South Main Street         Fund American and
Hanover, NH 03755            White Mountains;
                             Director of White
                             Mountains and WMIC

Arthur Zankel                Director of Fund        Co-Managing Partner
First Manhattan Co.          American                First Manhattan Co.
437 Madison Ave.
New York, NY 10022


White Mountains

Terry L. Baxter              President and           President and
Fund American                Secretary of Fund       Secretary of Fund
  Enterprises, Inc.          American Enterprises    American Enterprises,
The 1820 House               Inc.; Director of       Inc.
Main Street                  White Mountains and
Norwich, VT 05055            WMIC


Dennis P. Beaulieu
(see above)                  (see above)             (see above)


John J. Byrne
(see above)                  (see above)             (see above)


Patrick M. Byrne             Director of White       Chairman, Chief
Centricut, LLC               Mountains               Executive Officer
Two Technology Drive                                 and President of
Suite Three                                          Centricut, LLC
Lebanon, NH 03784

Robert P. Cochran
(see above)                  (see above)             (see above)


Morgan W. Davis               Senior Vice            President and Chief
White Mountains               President, Chief
  Insurance Company           Operating Officer
80 South Main Street          and Director of
Hanover, NH 03755             White Mountains;
                              President and Chief
                              Executive Officer of
                              WMIC; Director of
                              Charter, WMIC and
                              Valley


Robert P. Keller              Director of White      President and Chief
White Mountains               Mountains              Executive Officer of
  Holdings, Inc.                                     SDN Bancorp, Inc.
80 South Main Street
Hanover, NH 03755

K. Thomas Kemp
(see above)                  (see above)             (see above)


Phil D. Koerner              Director of White       Chairman and Chief
National Grange Mutual       Mountains               Executive Officer of
  Insurance Company                                  National Grange Mutual
55 West Street                                       Insurance Company
P.O. Box 2300
Keene, NH 03431


Michael S. Paquette
(see above)                  (see above)             (see above)


Daniel A. Post               Director of White       President and Chief
Valley Insurance             Mountains; President    Executive Officer of
  Company                    and Chief Executive     Valley
2450 14th Ave. S.E.          Officer of Charter
Albany, OR 97321             and Valley; Director
                             of Charter and Valley


Allan L. Waters              (see above)             (see above)
(see above)



Charter

Carey D. Benson              Senior Vice             Senior Vice President
Charter Indemnity            President, Chief        and Chief Operating
  Company                    Operating Officer       Officer of Charter
12001 North Central          and Director of
 Expressway,                 Charter
Suite 1300
Dallas, TX 75243


Richard L. Cantrell          Vice President and      Vice President and
Charter Indemnity            Assistant Secretary     Assistant Secretary
  Company                    of Charter              of Charter
12001 North Central
  Expressway,
Suite 1300
Dallas, TX 75243

Donald G. Carnahan           Vice President and      Vice President and
Charter Indemnity            Treasurer of Charter    Treasurer of Charter
  Company
12001 North Central
  Expressway,
Suite 1300
Dallas, TX 75243


Morgan W. Davis
(see above)                  (see above)             (see above)


Kenneth R. Hisel             Senior Vice             Senior Vice
Valley Insurance             President of            President of
  Company                    Valley; Director        Valley
2450 14th Ave. S.E.          of Charter and
Albany, OR 97321             Valley


K. Thomas Kemp
(see above)                  (see above)             (see above)


Philip L. Kloeck             Senior Vice             Senior Vice
Valley Insurance             President and           President and
  Company                    Secretary of            Secretary of
2450 14th Ave. S.E.          Valley; Director        Valley
Albany, OR 97321             of Charter and
                             Valley


Stuart E. Olson              Senior Vice             Executive Vice
Valley Insurance             President and           President, Chief
  Company                    Secretary of            Operating Officer,
2450 14th Ave. S.E.          Charter;                Chief Financial
Albany, OR 97321             Executive Vice          Officer and Treasurer
                             President, Chief        of Valley
                             Financial Officer
                             and Treasurer of
                             Valley; Director
                             of Charter and
                             Valley


Daniel A. Post
(see above)                  (see above)             (see above)


Valley

Morgan W. Davis
(see above)                  (see above)             (see above)

Kenneth R. Hisel
(see above)                  (see above)             (see above)


K. Thomas Kemp
(see above)                  (see above)             (see above)


A. Joseph Kinville           Senior Vice             Senior Vice
Valley Insurance             President of            President of
  Company                    Valley                  Valley
2450 14th Ave. S.E.
Albany, OR 97321


Philip L. Kloeck
(see above)                  (see above)             (see above)


Stuart E. Olson
(see above)                  (see above)             (see above)


Daniel A. Post
(see above)                  (see above)             (see above)


WMIC

Terry L. Baxter
(see above)                  (see above)             (see above)


Dennis P. Beaulieu
(see above)                  (see above)             (see above)


Morgan W. Davis
(see above)                  (see above)             (see above)


K. Thomas Kemp
(see above)                  (see above)             (see above)


Michael S. Paquette
(see above)                  (see above)             (see above)


Allan L. Waters
(see above)                  (see above)             (see above)

                                                          Exhibit K

                      Joint Filing Agreement

     The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the securities of Financial Security Assurance Holdings Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  June 24, 1996


                                    FUND AMERICAN ENTERPRISES
                                      HOLDINGS, INC.



                                    By:  /s/ Michael S. Paquette
                                         -----------------------
                                         Name:  Michael S. Paquette
                                         Title: Vice President


                                    WHITE MOUNTAINS HOLDINGS, INC.


                                    By:  /s/ Michael S. Paquette
                                         --------------------------
                                         Name:  Michael S. Paquette
                                         Title: Vice President


                                    CHARTER INDEMNITY COMPANY


                                    By:  /s/ Daniel A. Post
                                         ---------------------------
                                         Name:  Daniel A. Post
                                         Title: President


                                     VALLEY INSURANCE COMPANY


                                     By:  /s/ Daniel A. Post
                                          --------------------------
                                          Name:  Daniel A. Post
                                          Title: President


                                      WHITE MOUNTAINS INSURANCE COMPANY


                                      By:  /s/ Michael S. Paquette
                                           ----------------------------
                                           Name:  Michael S. Paquette
                                           Title: Vice President